Exhibit 99.1

The financial statements for the first half year ended June 30, 2026 of Top KingWin Ltd.(the “Company”, “we” or “us”) included herein have not been audited by the Company’s independent registered accounting firm.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2026
AND DECEMBER 31, 2025
(In USD)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash	$12,363,439	$13,084,258
Accounts receivable, net	1,122,807	741,815
Prepayments	99,858	19,214,297
Other receivables	70,956	57,453
Intangible Assets - Crypto Assets**	119,962	-
Current assets of discontinued operations	-	139,615
Total current assets	13,777,022	33,237,438

NON-CURRENT ASSETS
Property and equipment, net	12,190	12,232
Non-current assets of discontinued operations	-	73,299
Total non-current assets	12,190	85,531

TOTAL ASSETS	$13,789,212	33,322,969

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	622,909	639,113
Due to related parties	194,364	192,173
Taxes payable	461	695
Accruals and other payables	1,623,363	697,429
Current liabilities of discontinued operations	-	1,463,465
Total current liabilities	2,441,097	2,992,875

Operating lease liabilities - non-current	-	-
Total non-current liabilities	-	-

TOTAL LIABILITIES	$2,441,097	2,992,875

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0625 par value,400,000,000 shares authorized, 2,865,936 and 2,298,365 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	$179,121	$143,648
Class B ordinary shares, $0.0625 par value,100,000,000 shares authorized, 139,942 and 58,861 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	8,747	3,679
Additional paid-in capital	65,169,720	63,770,261
Statutory reserve	-	282,545
Accumulated deficits	(53,241,346)	(33,628,317)
Accumulated other comprehensive gain/(loss)	(768,127)	(241,722)

Total shareholders’ equity	11,348,115	30,330,094

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,789,212	$33,322,969

*	The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

**	Certain counterparties may settle commercial obligations via USDT transfers facilitated through Binance.US, an independently operated United States crypto trading platform. All contractual consideration is denominated in United States dollars, and stablecoins serve solely as a payment rail to settle underlying commercial obligations.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(In USD)

	Six Months Ended
	June 30,
	2026	2025

REVENUES	5,864,788	2,789,575

COST OF REVENUES	(5,454,850)	(2,771,953)

GROSS PROFIT	409,938	17,622

OPERATING EXPENSES
Selling expenses	(57,274)	(240,707)
General and administrative expenses	(21,637,407)	(2,246,866)
Total operating expenses	(21,694,681)	(2,487,573)

LOSS FROM OPERATIONS	(21,284,743)	(2,469,951)

OTHER INCOME (EXPENSE), NET
Other income	1,380,337	-
Other expense	(2)	(432,867)
Total other income, net	1,380,335	(432,867)

NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(19,904,408)	(2,902,818)

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	$(19,904,408)	$(2,902,818)

DISCONTINUED OPERATIONS
Net income/(loss) from discontinued operations	291,379	(260,473)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	291,379	(260,473)

NET LOSS	(19,613,029)	(3,163,291)

Other comprehensive (loss)/gain
Foreign currency translation(loss) /gain	(526,405)	1,684,585

TOTAL COMPREHENSIVE LOSS	$(20,139,434)	$(1,478,706)

Basic and diluted loss per share*	$(7.70)	$(10.73)

Weighted average number of common shares outstanding - basic and diluted*	2,548,218	294,803

*	The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

TOP KINGWIN LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(In USD)

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(19,613,029)	$(3,163,291)
Net loss from continuing operations	(19,904,408)	(2,902,818)
Net loss from discontinued operations	291,379	(260,473)
Adjustments to reconcile net income to cash (used in) operating activities:
Provision (reverse) for doubtful accounts	19,580,249	-
Depreciation and amortization	3,008	1,745
Finance expenses	-	559,495
Non-cash operating lease expenses	-	49,243
Share-based compensation expenses	1,440,000	1,529,138
Foreign exchange gain	-	(678,837)
Changes in assets and liabilities
Accounts receivable	(368,996)	-
Other receivables	(3,023)	(118,770)
Prepayments	(99,858)	-
Intangible Assets - Crypto Assets	(338,062)	-
Other non-current assets	-	(9,511)
Accounts payable	(28,128)	-
Accruals and other payables	(260,298)	773,270
Taxes payable	(234)	88
Operating lease liabilities	-	(115,575)
Net cash provided by/(used in) operating activities, continuing operations	20,250	(912,532)
Net cash provided by/(used in)operating activities, discontinuing operations	70,246	(213,526)
Net cash provided by/(used in) operating activities	90,496	(1,126,058)

Cash flows from investing activities
Purchase of property and equipment	(2,595)	(9,657)
Proceeds from disposal of subsidiaries	218,100	479,965
Net cash provided by investing activities from continuing operations	215,505	470,308
Net cash provided by investing activities	215,505	470,308

Cash flows from financing activities
Proceeds from issuance of convertible notes	-	797,460
Cash paid for stock issuance costs	-	(600,000)
Net cash provided by financing activities from continuing operations	-	197,460
Net cash provided by financing activities from discontinued operations	-	146,154
Net cash provided by financing activities	-	343,614

Effect of exchange rates on cash	(1,028,028)	(186,110)

Net decrease in cash and restricted cash	(722,027)	(498,246)

Cash and restricted cash at beginning of period	13,085,466	2,814,010

Cash and restricted cash at end of period	$12,363,439	$2,315,764

Cash at end of period from continuing operations	$12,363,439	$2,214,292
Restricted cash at end of period from continuing operations	-	-
Cash at end of year from discontinued operations	-	6,408
Restricted cash at end of year from discontinued operations	-	95,064
Cash and restricted cash at end of period	$12,363,439	$2,315,764
Supplemental disclosure information
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$422
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$-	$179,664

TOP KINGWIN LTD

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited - Expressed in United States Dollars

For the six months ended June 30, 2026 and 2025

1.	General information and basis of presentation

General information

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services, including sales of devices to support AI data collection and analysis to its clients in the People’s Republic of China (the “PRC”); and sales of robots in the United States.

Top KingWin Ltd.(Referred as “KingWin”) is a Cayman Islands holding company incorporated on February 16, 2022. It wholly owns Sky KingWin Ltd (“KingWin BVI”, BVI, incorporated March 15, 2022) and directly holds 100% of Top Kingwin Technology INC. (“Top KingWin”, US, incorporated on February 23, 2025). KingWin BVI, in turn, wholly owns Sky KingWin (HK) Limited (“KingWin HK”, Hong Kong, incorporated April 19, 2022) and Top Kingwin Hi Tech INC(“Hi Tech”, US, incorporated March 6, 2025). KingWin HK holds 100% equity of Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (“Tiancheng Chuangxin”, PRC, incorporated August 19, 2024), which wholly owns Guji Technology (Shenzhen) Co., Ltd. (“Guji Technology”, PRC, incorporated August 29, 2024). Due to uncertainty in the future of the business, in June 2026, the Company sold all of its assets and liabilities related to the corporate consulting services of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. and its subsidiaries with an effective date of June 18, 2026.

The principal subsidiaries through which the Company conducted its business operations as of June 30, 2026 are described below:

Name of Entity	Background	Ownership	Principle activities
Sky Kingwin Ltd	British Virgin Islands (“BVI”) Company	KingWin (100% Hold)	Holding company
SKY KINGWIN (HK) LIMITED	Hong Kong (“HK”) Limited Company	KingWin BVI (100% Hold)	Holding company
Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (formerly known as “Shenzhen Tomorrow Innovation Core Technology Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold) Incorporated on Aug 19, 2024	Holding company
Guji Technology (Shenzhen) Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (100% Hold) Acquired on Aug 29, 2024	Sales of devices to support AI data collection and analysis
Top Kingwin Hi Tech lnc.	The United States of America (US) Company	Sky Kingwin Ltd (100% Hold) Incorporated on March 6, 2025	Sales of AI-related software and hardware
Top Kingwin Technology Inc.	The United States of America (US) Company	Top KingWin Ltd. (100% Hold) Incorporated on February 23, 2025	Research, development and manufacturing of AI-related software and hardware

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2026, the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income and cash flows for the six months ended June 30, 2026 and 2025, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2025. These unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the consolidated financial position, operating results and cash flows of the Company for each of the periods presented. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

2.	Revenue recognition

The Company’s revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. The Company revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, service obligations may be delivered over time or at a point in time. Control of the services is transferred over time if the Company’s performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If control of services transfers over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the client obtains control of the services.

The Company currently generates its revenue from the following table presents revenues by service categories for the six months ended June 30, 2026 and 2025, respectively:

	For the Six Months Ended June 30,
	2026		2025
Service Category	$	% of revenues	$	% of revenues
Revenues from sales of devices to support AI data collection and analysis	3,944,788	65%	2,789,575	82%
Revenue from sales of robots	1,920,000	31%	-	-
Total revenues from continuing operations	5,864,788	96%	2,789,575	82%
Total revenues from discontinued operations	221,735	4%	627,443	18%
Total revenues	6,086,523	100%	3,417,018	100%

Timing of revenue recognition

	For the six months ended June 30,
	2026	2025
Point in Time	5,864,788	2,789,575
Total Revenue	5,864,788	2,789,575

3.	Expenses by nature

	For the six months ended June 30,
	2026	2025
Cost of revenue (Note 3 (i))	5,454,850	2,771,953
Payroll and employee benefits (Note 3 (ii))	1,076,873	1,649,661
Depreciation and amortization	3,007	1,744
Professional services fee	990,312	752,328
Provision (reverse) for credit loss	19,580,249	-
Office and other expenses	44,240	83,840
Total cost of revenue, administrative expenses and selling expenses	27,149,531	5,259,526

	For the Six Months Ended June 30,
i) Service Category	2026	2025
Cost of goods sold from sales of devices to support AI data collection and analysis	3,934,850	2,771,953
Cost of goods sold from sales of robots	1,520,000	-
Total cost	5,454,850	2,771,953

	For the Six Months Ended June 30,
ii) Payroll and employee benefits:	2026	2025
Payroll and employee benefits incurred and classified as selling and administration expenses:
Salaries, allowances, bonus, benefits and in kind	206,873	120,523
Share based payments	870,000	1,529,138
Payroll and employee benefits incurred and classified as cost of revenue	-	-

4.	Loss per share

(a) Basic loss per ordinary share

The calculation of basic loss per ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by the weighted average number of ordinary shares outstanding.

(b) Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per ordinary share during the six months ended June 30, 2026 and 2025.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the six months ended June 30, 2026 and 2025 presented:

	As of June 30,
	2026	2025
Numerator:
Net loss attributable to KingWin’s shareholders	(19,613,029)	(3,163,291)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	2,548,218	294,803
Denominator for basic and diluted net loss per share calculation
Basic and diluted net loss per share attributable to ordinary shareholders of KingWin’s shareholders	(7.70)	(10.73)

5.	Property, equipment and intangible assets

During the six months ended June 30, 2026, the Group incurred capital expenditure on property, equipment and intangible assets with a cost of $ 2,595, compared to $ 9,657 for the same period in 2025.

For the six-month ended June 30, 2026 and 2025, no impairment losses were recognized with respect to property, equipment, and intangible assets.

6.	Prepayments

As of June 30, 2026, the balance of advance payments was $99,858, compared to $19,214,297 as of December 31, 2025.

Prepayments consist of the following:

	For the Six Months Ended June 30,
	2026	2025
Prepayments for the hardware devices	$39,606,638	$38,428,594
Prepayments for the services cost	99,858	-
Less: Provision for credit loss	(39,606,638)	(19,214,297)
Total Prepayments for the services cost	99,858	19,214,297

In September 2024, the Company made aggregate advance payments of CNY268.73 million (equivalent to $39,606,638 based on the exchange rate as of June 30, 2026) to Qingchao (Shenzhen) Industrial Co., Ltd., Shenzhen Yingyou Technology Co., Ltd., Shenzhen Baisheng Tiancheng Technology Co., Ltd., and Shenzhen Chixin Technology Co., Ltd. (“the suppliers”) for AI server hardware under four procurement contracts. From July 2025 to December 2025, the Company repeatedly urged the suppliers for delivery. The suppliers failed to deliver any contracted servers and unilaterally proposed sharp unit‑price increases of more than five times the original contract price, citing industry hardware market volatility and their own liquidity constraints. On June 10, 2026, the Company issued formal final termination and refund demand notices to the suppliers. The suppliers responded in June 2026, acknowledging their inability to perform the contracts and confirming no available liquid assets for full repayment, and no feasible repayment plan has been provided. Accordingly, out of prudence considering the suppliers’ financial status and lack of substantive repayment progress, the Company decided to record a 100% allowance for bad debts on these four prepayments as of June 30, 2026.

7.	Share-based payments

The Corporation’s 2026 Equity Incentive Plan was formally adopted on May 8, 2026, with the objectives of fostering long-term corporate success, attracting and retaining high-caliber personnel, and aligning the interests of employees with those of the shareholders. The Plan encompasses a variety of equity grant options. In June 2026, under this scheme, a total of 567,571 Class A Ordinary Shares were granted to 19 individuals and a total of 81,081 Class B Ordinary Shares were granted to 1 employee, and vested immediately and the cost basis was $2.22 per Class A Ordinary Share or Class B Ordinary Share on March 31, 2026. The expense recognized for share-based compensation for the six-month period concluding on June 30, 2026, amounted to $1,440,000. Detailed information regarding the issuance and vesting of common shares is provided below:

8.	Equities Roll forward Schedule

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	(Accumulated deficits)	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2025	$2,298,365	$143,648	58,861	$3,679	$63,770,261	$282,545	$(33,628,317)	$(241,722)	$30,330,094
Net loss	-	-	-	-	-	-	(19,904,408)	-	(19,904,408)
Share-based payments	567,571	35,473	81,081	5,068	1,399,459	-	-	-	1,440,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	(526,405)	(526,405)
Disposal of subsidiary	-	-	-	-	-	(282,545)	291,379	-	8,834
Balance, June 30, 2026	2,865,936	$179,121	139,942	$8,747	$65,169,720	$-	$(53,241,346)	$(768,127)	$11,348,115

9.	Material related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company for the six months ended June 30, 2026 and 2025 consisted of:

Name of Related Parties	Relationship with the Company
Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.
Mr. Dongliang Mao	The Company’s director, paid certain professional fees on behalf of the Company.
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	As of June 30, 2026, Mr. Ruilin Xu still holds 37.66% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”).
Infinity worldwide holding., Ltd.	The former shareholder entity has not settled the consideration payable under the equity transfer arrangement

Key management personnel compensation

	As of June 30,	As of June 30,
	2026	2025
Short-term employment benefits (excluding discretionary bonus)	63,113	94,374
Discretionary bonus	-	-
Share based payments	870,000	1,529,138

Except for the above, there is no other transactions between with the company and its related parties for the six months ended June 30, 2026 and 2025.

Balances with related parties

	June 30,	December 31,
	2026	2025
Due to related parties *
Guangzhou Tiancheng Capital Management Group Co., Ltd.	73,690	71,499
Infinity worldwide holding ltd	120,674	120,674
Total due to related parties	$194,364	$192,173

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

10.	Discontinued Operations

Disposal of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. and its subsidiaries

Due to uncertainty in the future of the business, in June 2026, the Company sold all of its assets and liabilities related to the corporate consulting services of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. and its subsidiaries with an effective date of June 18, 2026. The business was sold for cash consideration of $218,100 to Junze Management Co., Limited, and the consideration received on June 30, 2026. The fair value of these payments is estimated at $218,100. The disposals represented a strategic shift and had a major effect on The Company’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the year ended June 30, 2026. Loss of $ 260,473 for the years ended June 30, 2025 was recognized on the loss from the disposal of subsidiaries.

Revenue and expenses related to all discontinued operations are detailed in the table below in US dollars:

	June 30, 2026		June 30, 2025
	$		$
Revenue		221,735		627,443
Cost of revenue		(797)		(253,460)
Selling expenses		137,312		(179,789)
General and administrative expenses		(60,208)		(454,013)
Other (expenses) income		(321)		(654)
Loss from disposal of discontinued operations		(6,342)		-
Results of discontinued operations		291,379		(260,473)

Assets and liabilities related to all discontinued operations are detailed in the table below in US dollars:

	June 30, 2026		December 31, 2025
ASSETS
Current assets	$		$
Cash and cash equivalents		72,661		1,208
Accounts receivable, net		14,904		24,512
Prepayment		26,662		29,189
Other receivables		1,084,814		84,706
Current assets of discontinued operations		1,199,041		139,615

NON-CURRENT ASSETS
Property and equipment, net		4,227		15,331
Intangible assets, net		55,226		57,968
Non current assets of discontinued operations		59,453		73,299
Total assets of discontinued operations		1,258,494		212,914
LIABILITIES
Current liabilities	$		$
Accounts payable		138,146		163,806
Accounts payable - related party		8,032		7,793
Advance from clients		443,419		432,375
Due to related parties		31,098		30,173
Taxes payable		7,202		10,651
Accruals and other payables		624,254		818,667
Total current liabilities of discontinued operations		1,252,151		1,463,465
Total liabilities of discontinued operations		1,252,151		1,463,465

11.	Subsequent Event

This following disclosure is contained in the Form 6-K dated July 24, 2026. On August 31, 2026, the Company will hold an extraordinary general meeting to vote on nine proposals constituting post-balance sheet events, including the increase of authorized share capital, amendment to the rights of Class B ordinary shares, corporate name change to Nexpu Ltd, adoption of multiple restated memoranda and articles of association to match revised capital structures, implementation of share capital reduction and reorganization, authorization of the board to conduct share consolidation within a two-year period, corresponding constitutional document updates for share consolidation, and the approval and adoption of the Class B Ordinary Shares Incentive Plan.

On July 17, 2026, the Company filed a Registration Statement on Form S-8 with the SEC to register 429,890 Class A Ordinary Shares issuable under the Top KingWin 2026 Equity Incentive Plan. The Form S-8 also contains a reoffer prospectus covering 116,217 Class A Ordinary Shares held by the Company’s directors, executive officers and other selling shareholders, who may resell such shares on Nasdaq or through private transactions from time to time. The Company will not receive any proceeds from any resales by the selling shareholders. All material information of the Company contained in its 2025 Annual Report on Form 20-F and previously furnished Form 6-K reports are incorporated by reference into this Form S-8, and any future periodic or current reports filed with the SEC will be deemed part of the registration statement.